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                             October 6, 2023

       Douglas Dietrich
       CEO
       MINERALS TECHNOLOGIES INC
       622 Third Avenue , 38th Floor
       New York, NY 10017

                                                        Re: MINERALS
TECHNOLOGIES INC
                                                            10-K for the year
ending December 31, 2022
                                                            File No. 001-11430

       Dear Douglas Dietrich:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ending December 31, 2022

       Note 17 - Contingencies, page F-33

   1. Given the increasing volume of litigation relating to asbestos and certain talc products, please tell us your
consideration of providing expanded, quantified disclosures responsive to Question 3 of SAB
Topic 5:Y, including disclosure of the number of claims pending at each balance sheet
date, the number of claims filed for each period presented, the number of claims dismissed,
settled, or otherwise resolved for each period, the average settlement amount per claim, and
the related costs of administering and litigating claims.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 with any questions.
 Douglas Dietrich
MINERALS TECHNOLOGIES INC
October 6, 2023
Page 2

                                         Sincerely,
FirstName LastNameDouglas Dietrich
                                         Division of Corporation Finance
Comapany NameMINERALS TECHNOLOGIES INC
                                         Office of Industrial Applications and
October 6, 2023 Page 2                   Services
FirstName LastName